Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

January 7, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Sale of step down wholly owned subsidiary of the Company.

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we wish to inform that Dr. Reddy’s Laboratories Inc, USA, the wholly owned subsidiary of the Company, has entered into an agreement for sale of all the issued and outstanding membership interests in its wholly owned subsidiary, Dr. Reddy’s Laboratories Louisiana LLC (DRLL), along with manufacturing facility of DRLL in Shreveport, Louisiana, USA. Consequently, Dr. Reddy’s Laboratories Louisiana LLC will cease to be a wholly owned subsidiary of Dr. Reddy’s Laboratories Inc as well as step down wholly owned subsidiary of the Dr. Reddy’s Laboratories Limited.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above sale is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer, and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year	The details as per last audited financial statement for the financial year ended March 31, 2024 of Dr. Reddy’s Laboratories Louisiana LLC (DRLL) are as hereunder:
		Particulars	Amount (USD)	% of consolidated Income/ Net Worth of the Company
		Turnover	USD 38.91 million (1)	0.68%(3)
		Net worth	USD 29.49 million (2)	0.47%(3)

2	Date on which the agreement for sale has been entered into	January 6, 2025
3	The expected date of completion of sale/disposal	By March 18, 2025
4	Consideration received from such sale/disposal	USD 1
5	Brief details of buyers and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof	Jaguar Labs Holdings, LLC, a Delaware limited liability company. Jaguar Labs Holdings, LLC does not belong to the promoter/ promoter group/ group companies.
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	The transaction is not a related party transaction as Jaguar Labs Holdings, LLC is not a related party to the Company or any of its subsidiaries..
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations	No
8	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale	Not applicable

(1)	Turnover includes intercompany sales of USD 23 million. DRLL has only one manufacturing facility in Shreveport, Louisiana, USA. This facility is non-strategic for the Company with no future pipeline of products. No products/ANDAs are being divested as part of this transaction. Any products manufactured at the site are being tech-transferred based on commercial viability.

(2)	Net Worth is primarily comprised of Inventories and Inter-company receivables. These items are expected to be utilized/realized before the closing of the deal.

(3)	The % are computed excluding inter-company transactions.